Schedule 13D

                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                                 GARTNER, INC.
                                 -------------
                               (Name of Issuer)

               Class A Common Stock, Par Value $.0005 Per Share
               ------------------------------------------------
                        (Title of Class of Securities)

                                   366651107
                                   ---------
                                (CUSIP Number)

                          Silver Lake Partners, L.P.
                        2725 Sand Hill Road, Suite 150
                             Menlo Park, CA 94025
                                (650) 233-8120
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 27, 2004
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.366651107

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1.   Names of Reporting Persons. SILVER LAKE PARTNERS, L.P., a Delaware
     limited partnership.
     I.R.S. Identification Nos. of above persons (entities only). Not required.

     .........................................................................

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

X    (a) .....................................................................

     (b) .....................................................................

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3.   SEC Use Only ............................................................

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4.   Source of Funds (See Instructions).......................................

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) ............................................................

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6.   Citizenship or Place of Organization  Delaware ..........................

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                7. Sole Voting Power  ........................................
Number of       --------------------------------------------------------------
Shares
Beneficially    8. Shared Voting Power 37,740,128* ...........................
Owned by        --------------------------------------------------------------
Each
Reporting       9. Sole Dispositive Power ....................................
Person With     --------------------------------------------------------------

               10. Shared Dispositive Power  37,740,128* .....................

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     37,740,128*..............................................................

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ...........................................................

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13.  Percent of Class Represented by Amount in Row (11)  44.2%*...............

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

14.  Type of Reporting Person (See Instructions)
     PN........................................................................


* See Item 5.

CUSIP No. 366651206

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1.   Names of Reporting Persons. SILVER LAKE INVESTORS, L.P., a Delaware
     limited partnership.
     I.R.S. Identification Nos. of above persons (entities only). Not required.

     .........................................................................

------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

X    (a) .....................................................................

     (b) .....................................................................

------------------------------------------------------------------------------

3.   SEC Use Only ............................................................

------------------------------------------------------------------------------

4.   Source of Funds (See Instructions).......................................

------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) ............................................................

------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  Delaware ..........................

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                7. Sole Voting Power  ........................................
Number of       --------------------------------------------------------------
Shares
Beneficially    8. Shared Voting Power 37,740,128* ...........................
Owned by        --------------------------------------------------------------
Each
Reporting       9. Sole Dispositive Power ....................................
Person With     --------------------------------------------------------------

               10. Shared Dispositive Power  37,740,128* .....................

------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     37,740,128*..............................................................

------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ...........................................................

------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  44.2%*...............

------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     PN........................................................................


* See Item 5.

CUSIP No. 366651206

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1.   Names of Reporting Persons. SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a
     Delaware limited liability company.

     I.R.S. Identification Nos. of above persons (entities only). Not required.

     .........................................................................

------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

X    (a) .....................................................................

     (b) .....................................................................

------------------------------------------------------------------------------

3.   SEC Use Only ............................................................

------------------------------------------------------------------------------

4.   Source of Funds (See Instructions).......................................

------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) ............................................................

------------------------------------------------------------------------------

6.   Citizenship or Place of Organization  Delaware ..........................

------------------------------------------------------------------------------

                7. Sole Voting Power  ........................................
Number of       --------------------------------------------------------------
Shares
Beneficially    8. Shared Voting Power 37,740,128* ...........................
Owned by        --------------------------------------------------------------
Each
Reporting       9. Sole Dispositive Power ....................................
Person With     --------------------------------------------------------------

               10. Shared Dispositive Power  37,740,128* .....................

------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     37,740,128*..............................................................

------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ...........................................................

------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  44.2%*...............

------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     OO........................................................................


* See Item 5.

Schedule 13D

     This Amendment No. 3 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (collectively, the "Silver Lake Entities") originally filed on April 15, 2003, as amended, with respect to the Class A Common Stock, par value $.0005 per share (the "Common Stock"), of Gartner, Inc. ("Gartner"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

     On August 10, 2004, Gartner announced the repurchase of 11,339,019 shares of its Common Stock at a purchase price of $13.30 per share and 5,505,305 shares of its Class B Common Stock at a purchase price of $12.50 per share pursuant to the Tender Offer which expired on July 30, 2004.

     On August 27, 2004, Gartner repurchased 9,228,938 shares of the Common Stock from the Silver Lake Entities at a purchase price of $13.30 per share pursuant to the terms of the Stock Purchase Agreement, dated June 17, 2004, between Gartner and the Silver Lake Entities.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

     As of the date hereof, the Silver Lake Entities beneficially own 37,740,128 shares of Common Stock, representing approximately 44.2% of the issued and outstanding shares of Common Stock and approximately 34.9% of the total issued and outstanding shares of the Common Stock and the Class B Common Stock of Gartner on a combined basis.

Item 7.    Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 4  Power of Attorney.

Schedule 13D

                                  Signatures
                                  ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   August 30, 2004

                       SILVER LAKE PARTNERS, L.P.

                       By: Silver Lake Technology Associates, L.L.C., its general partner


                       By:  /s/ Alan K. Austin
                            ------------------------------
                            Name:   Alan K. Austin
                            Title:  Managing Director and
                                         Chief Operating Officer

                       SILVER LAKE INVESTORS, L.P.

                       By: Silver Lake Technology Associates, L.L.C., its general partner


                       By:  /s/ Alan K. Austin
                            ------------------------------
                            Name:   Alan K. Austin
                            Title:  Managing Director and
                                    Chief Operating Officer


                       SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

                       By:      Silver Lake Technology Management, L.L.C.,
                                its manager


                       By:  /s/ Alan K. Austin
                            ------------------------------
                            Name:   Alan K. Austin
                            Title:  Managing Director and
                                    Chief Operating Officer